

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

April 23, 2010

<u>Via Mail and Fax</u>

Stephen C. Vaughan
Executive Vice President and Chief Financial Officer
Sonic Corp.
300 Johnny Bench Drive
Oklahoma City, OK 73104

> **RE:** **Sonic Corp.**
> **File Number: 000-18859**
> **Form 10-K for the Year Ended August 31, 2009**

Dear Mr. Vaughan:

We have reviewed the above referenced filing and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," and any associated amended filings within 10 business days from the date of this letter.

Form 10-K for the Year Ended August 31, 2009

Management's Discussion and Analysis
Results of Operations, page 19

1. Similar to the disclosure provided in your February 28, 2010 Form 10-Q, please revise to quantify the dollar impact of new store additions and store sales on the change in partner drive in sales and franchise revenues. Please also consider its impact on other income statement line items.

2. Please revise to disclose the types of costs included in "other operating expenses."

Liquidity and Capital Resources, page 22

3. You attribute the decrease in net cash provided by operating activities between 2009 and 2008 to a decrease in operating results as reflected by the decrease in net income. Please note that reference to results of operations, prepared on the accrual basis of accounting, may not provide a sufficient basis for a reader to analyze changes in cash flow generated by operating activities in terms of cash. Also, the decrease in net income amounts to only 28.4% of the decrease in net cash provided by operating activities. Please disclose, in terms of cash, the significant reasons and related underlying drivers sufficient to explain a substantial portion of the decrease in net cash provided by operating activities. For example, please discuss changes in cash received from customers and cash paid to suppliers. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Provide us with a copy of your intended revised analysis.

Consolidated Statements of Income, page F-4

4. It does not appear to us that "gain on sale of partner drive ins" represents an element of your ongoing major or central operations to be presented as revenue. Rather it appears this should be presented as "other income" or similar classification within income from operations. Please revise your presentation accordingly.

Notes to Consolidated Financial Statements
Note 9. Accrued Liabilities, page 38

5. Please supplementally tell us your accounting policy for unredeemed gift cards and gift certificates, including how you account for breakage.

Note 10. Long-Term Debt, page 38

6. We note your disclosure that rapid amortization and cash trapping provisions of the Class A-2 debt agreements will be triggered if the debt extends beyond the expected life of six years. Please clarify what you mean by rapid amortization and cash trapping.

7. Please supplementally tell us how you account for the cost of "credit enhancements" on your debt, including how such amounts are classified in your statements of income.

Note 13. Stockholders' Equity
Stock Options, page F-28

8. Please include in the table on this page information in regard to the number of shares expected to vest pursuant to Accounting Standards Codification (ASC) 718-10-50-2.e.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
· the company is responsible for the adequacy and accuracy of the disclosures in the filings;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief